

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2021

Philip Capron
Chief Executive Officer
Mission First Capital LLC
100 Seventh Street, Suite 104
Portsmouth, VA 23704

      **Re: Mission First Capital LLC**
          **Amendment No. 3 to**
          **Offering Statement on Form 1-A**
          **Filed July 9, 2021**
          **File No. 024-11396**

Dear Mr. Capron:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 19, 2021 letter.

Amendment No. 3 to Offering Statement on Form 1-A filed July 9, 2021

General

1.     We note your response to comment 4 and that Rialto Markets will not create a secondary trading market for the Interests offered and sold in the offering. However, on the cover page you disclose that Rialto Markets will provide a secondary trading platform. Please revise or advise.

Philip Capron
Mission First Capital LLC
July 26, 2021
Page 2

<u>Financial Statements</u>
<u>Report of Independent Registered Public Accounting Firm, page F-2</u>

2.     It appears the audit report from your independent auditors does not cover the statement of changes in members' equity, and the period covered by the statement of income and cash flows indicated in the audit report appears to be inconsistent with the specific period indicated in the heading of those financial statements on page F-4 and F-6.  Further to the above, it appears the audit report does not express and opinion on the statement of income and cash flows.  Please advise your independent auditors to revise their audit report to properly address the above issues.

     You may contact Jorge Bonilla at 202-551-3414 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters.  Please contact Jonathan Burr at 202-551-5833 or Erin E. Martin at 202-551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:    Nikki